

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2014

<u>Via E-mail</u>
Robert S. Taylor
Treasurer and Chief Financial Officer
Superior Energy Services, Inc.
1001 Louisiana St., Suite 2900
Houston, TX 77002

> **Re: Superior Energy Services, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 1-34037**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2013</u>

<u>Financial Statements</u>

<u>Consolidated Statement of Operations, page 38</u>

1.   Please expand your disclosure to present revenues and costs separately for product sales, rentals and services as necessary to comply with Rule 5-03(b) 1 and 2 of Regulation S-X, where revenues from any of these categories exceed ten percent of the total.

Note 1 - Summary of Significant Accounting Policies, page 42

Decommissioning Liabilities, page 46

2.   You indicate that as a result of continuing development activities, you revised your estimates during the fourth quarter of 2013 relating to the timing of decommissioning work on your Bullwinkle assets, including a 10 year postponement of the platform decommissioning to an estimated date of 2038. However, the disclosure regarding the change in your oil and natural gas reserves on page 76 explains that proved reserves related to your Bullwinkle platform and related assets were revised downward by approximately 38% on a BOE basis due to drilling results during the year.

        Please expand your disclosure to clarify the type of development activities that occurred to postpone the decommissioning of the platform in light of the drilling results obtained during the year. Additionally, explain why approximately 33% of your decommissioning liability was transferred to short-term as of December 31, 2013.

Note 12 - Segment Information, page 66

3.   You explain that each segment offers various products and services. Please expand your disclosure to report the revenues for each product or service, or for each group of similar products and services, to comply with FASB ASC 280-10-50-40 or tell us why you have not included this disclosure. If you believe it is impracticable to provide this information, please provide an explanation for your conclusion.

4.   You disclose that you evaluate the performance of your operating segments based on operating profit or loss. Please clarify (i) whether this measure is the same as or different from the income or loss from operations measure, (ii) how the measure is calculated, and (iii) the reasons you believe it is useful in evaluating the performance of your operating segments, consistent with the guidance in FASB ASC 280-10-50-28 to 29.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or in his absence, Lily Dang, Staff Accountant, at (202) 551-3867 or me at (202) 551-3686 if you have questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief